

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2011

Bruce Van Saun
Group Finance Director
The Royal Bank of Scotland Group PLC
RBS Gogarburn
PO Box 1000
Edinburgh EH12 1HQ

> **Re: The Royal Bank of Scotland Group PLC**
> **Form 20-F**
> **Filed April 27, 2010**
> **File No. 001-10306**

Dear Mr. Van Saun:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Michael C. Volley
Staff Accountant